[Sea Pines Associates, Inc. letterhead]

January 14, 2005

Paul Fischer
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Sea Pines Associates, Inc.
Schedule 13E-3/A filed December 9, 2004
File No. 05-56415

Preliminary Proxy Statement on Schedule 14A amended December 9, 2004
File No. 0-17517

Dear Mr. Fischer:

     This letter responds to the comments of the staff of the Securities and Exchange Commission communicated by letter (the “Comment Letter”) dated December 28, 2004 to me with respect to the above-referenced Schedule 13E-3 and Schedule 14A of Sea Pines Associates, Inc. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Comment Letter. Except as otherwise specified, page numbers noted below are in the revised preliminary proxy statement filed by Sea Pines Associates, Inc. on January 14, 2005.

Schedule 13E-3

1.	We note your response to Comment 2, but are unable to determine where the filing persons have stated whether each believes the Rule 13e-3 transaction is substantively and procedurally fair to Sea Pines’ unaffiliated security holders. Further, the fairness determination should address the fairness of the Rule 13e-3 transaction as a whole, not simply the terms and provisions of the merger agreement or the merger consideration. Please advise or revise.

     Sea Pines’ statements to that effect are located in the third paragraph of the cover letter, in “Summary Term Sheet—Fairness of the Merger” on page 3 and in “Special Factors—Recommendation of the Board of Directors” on page 25. Riverstone’s, the merger sub’s and William H. Goodwin, Jr.’s statements to that effect are located in “Summary Term Sheet—

Mr. Paul Fischer
January 14, 2005

Position of Riverstone, Merger Sub and William H. Goodwin, Jr. as to the Fairness of the Merger” on page 5 and in “Special Factors— Position of Riverstone, Merger Sub and William H. Goodwin, Jr. as to the Fairness of the Merger” on page 39. We have revised the statements to clarify that the statements address the fairness of the merger transaction as a whole and not simply the terms and provisions of the merger agreement or the merger consideration.

Item 16. Exhibits

2.	We note your response to our comment no. 5. We also note your statement that you expect to receive a letter from Greenhill & Co. affirming its July 27, 2004 fairness opinion immediately before the proxy statement is sent to your shareholders. Further, we note that you will add a statement to that effect in the definitive proxy statement and add the letter as an annex to the proxy statement. Please note that we will review your added statements and may have further comments.

     We expect to receive a fairness opinion substantially similar, with updated information, to the existing fairness opinion. In the “Special Factors—Opinion of Financial Advisor to Sea Pines” section of the proxy statement, we will add a summary of the new fairness opinion that will be substantially similar, with updated information, to the summary of the existing fairness opinion.

Schedule 14A

General

3. Please supplementally provide us with a draft form of your proxy card.

     The form of proxy card is located at the end of the proxy statement.

Summary Term Sheet, page 1

     Fairness of the Merger, page 3

4.	You indicate on page 14 that PFK Consulting concluded that it is possible that a single buyer would pay a price in the range of $82,500,000 to $103,070,000 for Sea Pines as an ongoing business. Please revise here and throughout to explain how the proposed transaction is fair to unaffiliated shareholders given the fact that Riverstone will pay $8.50 per share. In this regard, we note that as of the record date, 3,600,500 shares of your common stock were outstanding.

     We have added a paragraph in the “Special Factors—Reasons for Recommendation of the Board of Directors” section on page 26 of the proxy statement that shows the elements that reconcile the merger consideration to a value within PKF Consulting’s range of values. We prefer not to revise the page 16 (formerly page 14) description of PKF Consulting’s report, as we believe that the additional disclosure is more logically presented among the reasons for the board’s recommendation rather than in a historical background narrative.

5.	We note your response to Comment 35 and disclosure on page 3 indicating that the board believes the merger is fair to unaffiliated shareholders even though it did not solicit offers

Mr. Paul Fischer
January 14, 2005

from potential acquirers other than Riverstone “especially given Riverstone’s ability to block an alternative sales transaction.” This disclosure appears inconsistent with your response where you state that Riverstone’s ability to block other offers is “not determinative of whether this transaction is fair or unfair.” Please advise or revise to address this apparent discrepancy.

     We have removed the references to Riverstone’s ability to block an alternative sales transaction. See pages 4, 5, 26 and 27.

Special Factors page 13

6.	In order to give depth to your disclosure, revise the third paragraph on page 13 to expand your discussion of the potential projects. For example, identify the “significant improvements” that need to be made to the Plantation Club site and the Sea Pines Beach Club site.

     We have revised the disclosure. See page 14.

7.	We note your response to Comment 29 with regard to Riverstone. Please expand the disclosure in the first paragraph on page 16 to clarify what changed Mr. Goodwin’s decision not to pursue a transaction at the end of January 2004.

     We have added a paragraph to provide that information. See page 17.

8.	We note the expanded discussion of Greenhill’s assessment report on page 17. Please expand the fifth bullet to summarize the analyses underlying the value ranges.

     We have revised the disclosure to indicate that the value ranges were based on a discounted cash flow analysis. See page 19. The paragraph immediately following the bullet points tells readers that Greenhill & Co.’s written materials, which include summaries of Greenhill & Co.’s analyses, have been filed with the Schedule 13E-3.

Reasons for Recommendations of the Board of Directors, page 22

9.	We note that many of Sea Pines’ unaffiliated shareholders are Sea Pines property owners. Expand to quantify.

     We have revised the disclosure to quantify the percentage of shares held by nonaffiliates that are also property owners. See pages 4 and 25.

10.	Refer to comment no. 34. We are unable to locate disclosure in this section that relates to current market prices. Please advise or revise.

     We have revised the disclosure. See page 27.

11.	The factor listed in the ninth bullet does not appear to support the fairness determination. Please revise to clarify.

     We have moved that factor to the list of unfavorable factors. See page 26.

12. Please revise your disclosure in this section to quantify the termination fee.

Mr. Paul Fischer
January 14, 2005

     We have revised the disclosure. See pages 4 and 26.

Opinion of Financial Advisor to Sea Pines, 25

13.	You indicate on page 27 that Greenhill & Co. “performed other analyses and considered other factors that it deemed appropriate” to arrive at their opinion. Please revise to briefly describe the other analyses and factors used to arrive at their opinion.

     We have removed that clause to prevent an inference that other material analyses and factors were performed or considered but not described. See page 30.

Opinion of Financial Advisor to Sea Pines, page 25

     Analysis of Comparable Publicly Traded companies. page 32

14.	Refer to comment no. 48. Your current disclosure appears somewhat generic. Please revise your disclosure to expand your discussion of the reasons why Greenhill & Co. chose the comparable companies for its analysis. For example, identify the similar characteristics and growth prospects.

     We have revised the disclosure. See page 35.

Merger Financing and Guarantee, page 47

15.	You indicate that Riverstone will not assume any debt on completion of the merger. You also indicate in the second paragraph on page 13 that in 2003, Sea Pines’ debt burden was $37.8 million. Please revise your disclosure to clearly indicate that Riverstone will not assume any debt on completion of the merger. Further, indicate whether this debt will survive the merger and who will be responsible for repayment.

     We have revised the disclosure. See pages 5 and 42.

Information about Sea Pines, page 64

     Legal Proceedings, page 69

16.	We note your statement on page 69 that Sea Crest Development Company, Grave Apartments, Inc., North Shore Place Development Company, Inc. and Robert C. Graves filed a complaint against Sea Pines. Please revise your disclosure to discuss the impact, if any, this may have on the merger agreement.

     We have revised the disclosure. See page 74.

Market for Common Stock and Related Shareholder Matters, page 81

17.	Please provide us with a detailed analysis as to why do not need to register the trading system located on your website as a national securities exchange under Section 6 of the Securities Exchange Act of 1934.

18.	Please provide us with a detailed analysis as to why you do not need to register as a broker-dealer under Section 15 of the Securities Exchange Act of 1934. We refer you to the disclosure of your trading system.

Mr. Paul Fischer
January 14, 2005

19.	Please provide us with a detailed analysis as to why you do not need to register as an investment adviser under the Investment Advisers Act of 1940. We refer you to the disclosure of your trading system.

20.	Please provide us with a detailed analysis as to why the activities of Sea Pines in connection with your trading system do not require that the offers or sales made through that system be registered under the Securities Act of 1933.

     With respect to comments 17-20, the facts presented with respect to the establishment and maintenance of Sea Pines’ bulletin board are substantially identical to those presented in the no-action request from Portland Brewing Company (available December 14, 1999). Sea Pines, in consultation with its counsel, designed the bulletin board to comply with that no-action letter and believes that the analyses supporting the staff’s no-action position with respect to that request and with respect to no-action requests from Real Goods Trading Corp. (available June 24, 1996), PerfectData Corp. (available August 5, 1996), and The Flamemaster Corporation (available October 29, 1996) also apply to Sea Pines’ bulletin board to permit Sea Pines to maintain the bulletin board without registration as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, without registration as a broker-dealer under Section 15 of the Securities Exchange Act of 1934, without registration as an investment adviser under the Investment Advisers Act of 1940, and without registering offers or sales made through the bulletin board under the Securities Act of 1933.

     If there is any additional information that you require with respect to your review of these filings, please call our counsel, John W. Currie, at (803) 376-2272, or me at (843) 842-1824.

Sincerely,

/s/ Michael E. Lawrence
Michael E. Lawrence
Chief Executive Officer